

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 10, 2013

<u>Via E-Mail</u>

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **ModusLink Global Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Clinton**
>   **Spotlight Master Fund, L.P., Clinton Magnolia Master Fund, Ltd.,**
>   **Clinton Group, Inc., George E. Hall, Gregory P. Taxin, and Seth E.**
>   **Gardner**
> **Filed January 9, 2013**
> **File No. 001-35319**

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

1.   Please fill in the blanks in your proxy statement.

Reasons for the Solicitation, page 5

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your belief that "owning stock in ModusLink has been a disappointment for many investors."

3.   Please revise your disclosure in the last paragraph on page 5 to describe any specific plans you have to effect the activities described therein.

Proposal No. 1. Election of Directors, page 7

4.   We note your disclosure in the last paragraph on page 8 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

5.   Please revise the last sentence on page 8 to address the nature of the proposal, namely the election of two directors.

Proposal No. 3. Advisory Vote on Executive Compensation, page 10

6.   Please revise your disclosure to explain why you recommend that security holders vote against this proposal.

Solicitation of Proxies, page 14

7.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

8.   Please disclose the total expenditures of your solicitation to date. See Item 4(b)(4) of Schedule 14A.

9.   Revise your disclosure to state whether reimbursement for the expenditures of your solicitation will be sought from the company and, if so, whether the question of such reimbursement will be submitted to a vote of security holders. See Item 4(b)(5) of Schedule 14A.

Information Concerning ModusLink, page 14

10.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange

Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

11.   Please revise the last sentence in this section to remove your disclaimer of responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Clinton. You may not disclaim disclosure in your own document.

Form of Proxy Card

12.   Please explain supplementally the meaning of the following sentence appearing in the form of proxy card: "In the absence of withholding of votes or abstention being indicated above, the undersigned hereby proxies to each action listed above."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions